

Mail Stop 4546

October 27, 2016

Arron K. Sutherland
President and Chief Executive Officer
ICC Holdings, Inc.
225 20th Street
Rock Island, Illinois 61201

> **Re:** **ICC Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 13, 2016**
> **File No. 333-214081**

Dear Mr. Sutherland:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 9, 2016 letter.

General

1. We note your responses to prior comments 1 and 3. However, we still have concerns about whether the shares purchased by the ESOP, and by the directors and officers of the Company, will qualify as "*bona fide*" transactions in compliance with Exchange Act Rule 10b-9. The issuer also must state/disclose (in the offering materials) that the purchases by the ESOP <u>and</u> by the directors and officers of the company will be "for investment and not resale." *See, e.g.*, *Linda A. Wertheimer*, 1986 SEC NO-Act. LEXIS 2272 (April 29, 1986). Also, if the directors and officers of the company are permitted to transfer their purchased shares to the excepted parties, referenced in prior comment 3, please explain the issuer's basis for representing that such purchases are being acquired and held "for investment purposes" and not resale. Please revise your disclosures accordingly.

Prospectus Cover Page

2.   Please revise the cover page to highlight the participation of your affiliates in the offering. In this regard, please revise to (i) identify the standby purchasers who are affiliated with Messrs. Clinton and Burgess and discuss briefly their standby commitments and (ii) identify your director Mr. Klockau as a surplus noteholder and separately state the principal amount that he and all other surplus noteholders may convert/contribute to the offering minimum.

Unaudited Pro Forma Condensed Balance Sheets, pages 41 and 43

3.   Please refer to your response to comment 13. We do not believe your investment allocation policy meets the factually supportable criterion of Article 11 of Regulation S-X. Tell us what objective evidence you have to support your planned investments in fixed income and equity securities (i.e. contracts to purchase specific investments), or revise your disclosure to include the related amounts in cash and invested assets. We would not object to footnote disclosure of your planned investments.

Business

Reinsurance, page 89

4.   We reissue prior comment 16 because we do not see where you have revised your disclosure in response to the comment or included the agreement in your exhibit index.

Unaudited Financial Statements
Condensed Consolidated Statements of Cash Flows, page F-32

5.   We note you recorded a $1.6 million cash outflow related to purchases of "property held for investment income." Please tell us what this cash outflow represents and why you characterize it as income. Additionally, tell us where the income and related property held for investment are recorded on your balance sheet and statement of earnings. Finally, tell us what consideration you gave to providing disclosure in your filing regarding your property held for investment and your related accounting policy.

Exhibit Index

6.   We note your disclosure on page 149 that you entered into change in control agreements with each of Messrs. Smith, Schmeichel, and Beck, and Ms. Suiter in October 2016. Please file such agreements or a form of these agreements, as applicable, as exhibits to the registration agreement.

7.   Please have counsel revise the opinion in exhibit 8.1 to state clearly that the disclosure in the applicable section of the Form S-1 is the opinion of named counsel. Refer to Staff Legal Bulletin No. 19 (Oct. 14, 2011), Section III.B.2. Also, we refer to the disclosure on

page 130 concerning the tax consequences of the subscription rights. Please revise to clarify that the disclosure is counsel's opinion as to these tax consequences rather than stating what the company believes and what position it intends to take based on the advice of named counsel.

You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume (202) 551- 3474 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Sunjeet S. Gill, Esquire
        Stevens & Lee, P.C.